Filed Pursuant to Rule 433
Registration No. 333-156085

Press Release

Lima, Peru, October 25, 2018. The Republic of Peru (“Peru”) announced today an offer (the “Offer”) to purchase for cash any and all of its outstanding 7.125% Global Bonds due 2019 (the “Bonds”) at the price set forth below, and upon the terms and subject to the conditions set forth in the Offer Document (as defined below). J.P. Morgan Securities LLC (“J.P. Morgan”), Morgan Stanley & Co. LLC (“Morgan Stanley”), Santander Investment Securities Inc., and Scotia Capital (USA) Inc. will serve as the dealer managers for the Offering and D.F. King & Co., Inc. (“D.F. King”) is acting as tender agent and information agent for the Offer.

The Offer is made subject to the terms and conditions set forth in the offer to purchase dated October 25, 2018 (the “Offer Document”). The aggregate principal amount of eligible Bonds outstanding as of October 23, 2018, was U.S.$395,741,000.

The price paid per U.S.$1,000, as applicable, principal amount of the Bonds tendered by holders and accepted pursuant to the Offer (the “Consideration”) is set forth in the table below. Holders will also receive an amount in cash equal to any accrued and unpaid interest on their Bonds tendered and accepted for purchase, up to (but excluding) November 8, 2018 (subject to change without notice, the “Settlement Date”) (“Accrued Interest”). Payment will be made on the Settlement Date in U.S. Dollars as further described herein. Under no circumstances will any interest on the Consideration be payable because of any delay in the transmission of funds to Holders by the Tender Agent or The Depository Trust Company (“DTC”) or otherwise.

Bonds(1)	CUSIP No.	ISIN	Common Code	Outstanding Aggregate Principal Amount as of October 23, 2018(2)	Consideration(3)
7.125% Global Bonds due 2019	715638AW2	US715638AW21	040585940	U.S.$395,741,000	U.S.$1,025.50

(1)	Admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.
(2)	These amounts may include Bonds held by institutions and companies controlled by the Peruvian Government that have not been cancelled.
(3)	Per U.S.$1,000 principal amount of Bonds and excluding accrued and unpaid interest on the Bonds, which will be paid in addition to the Consideration (as defined below).

THE OFFER WILL COMMENCE ON OCTOBER 25, 2018. THIS OFFER EXPIRES AT 5 P.M. NEW YORK CITY TIME, ON NOVEMBER 5, 2018, UNLESS EXTENDED OR THE OFFER IS EARLIER TERMINATED BY PERU IN ITS SOLE DISCRETION, SUBJECT TO APPLICABLE LAW (SUCH DATE AND TIME, AS THE SAME MAY BE EXTENDED OR EARLIER TERMINATED, THE “EXPIRATION TIME”). REGISTERED HOLDERS OF THE GLOBAL BONDS MUST VALIDLY TENDER AND NOT PROPERLY WITHDRAW THEIR GLOBAL BONDS AT OR BEFORE THE EXPIRATION TIME TO BE ELIGIBLE TO RECEIVE THE CONSIDERATION.

Any Holder desiring to tender Bonds pursuant to the Offer should request such Holder’s custodian or nominee to effect the transaction for such Holder. Participants in DTC may electronically transmit their acceptance of the Offer by causing DTC to transfer Bonds to D.F. King in accordance with DTC’s Automated Tender Offer Program (“ATOP”) procedures for transfers. Holders of Bonds through Euroclear and Clearstream must arrange to submit their tenders in accordance with the procedures and deadlines specified by Euroclear or Clearstream. For further information, a holder should call the D.F. King or the dealer managers at the telephone numbers set forth on the back cover of this press release or consult its broker, dealer, custodian bank, depository, trust company or other nominee for assistance.

Delivery through DTC and any acceptance of an Agent’s Message transmitted through ATOP is at the election and risk of the Holder tendering Bonds. Delivery will be deemed made only when actually received by the Tender Agent. In no event shall the Holder send any Bonds to a Dealer Manager, the Fiscal Agent or Peru.

If a Holder validly tenders Bonds prior to the Expiration Time that Holder may properly withdraw such tendered Bonds at or before the Expiration Time, unless the Expiration Time is extended or the Offer is earlier terminated by Peru in its sole discretion and except as required by applicable law. After such time, a Holder may not withdraw such Bonds unless Peru amends the Offer in a manner materially adverse to tendering Holders or is otherwise required by law to permit withdrawal, in which case withdrawal rights will be extended as Peru determines to be appropriate or as required by law. In the event of a termination of the Offer, all Bonds tendered pursuant to such Offer will be promptly returned.

The Offer is subject to Peru’s right, at its sole discretion and subject to applicable laws to extend, terminate, withdraw, or amend the Offer at any time. Each of Peru, the Tender Agent and the Dealer Managers reserve the rights, in the sole discretion of each of them, to not accept tenders for any reason.

To request offering materials, please contact the Tender Agent and the Information Agent:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Attention: Peter Aymar

e-mail: peru@dfking.com

In the United States:

Banks and Brokers Call: +1 888-626-0988

All Others Call: +1 212-269-5550

website: www.dfking.com/republicofperu

The dealer managers for the Offer are:

J.P. Morgan Securities LLC 383 Madison Avenue New York, NY 10179	Morgan Stanley & Co. LLC 1585 Broadway New York, NY 10036	Santander Investment Securities Inc. 45 East 53rd Street, 5th Floor New York, New York 10022	Scotia Capital (USA) Inc. 250 Vesey Street New York, NY 10281

Attention: Liability Management In the United States (toll free): +1 866-846-2874 Outside the United States (collect): +1 212-834-7279	Attention: Liability Management In the United States (toll free): +1 800-624-1808 Outside the United States (collect): +1 212-761-1057	Attention: Liability Management In the United States (toll free): +1 855-404-3636 Outside the United States (collect): + 1 212-940-1442	Attention: Debt Capital Markets In the United States (toll free): +1 800-372-3930 Outside the United States (collect): +1 212-225-5559

Disclaimer

The Offer Document is not for release, publication or distribution to any person located or resident in any jurisdiction where it is unlawful to distribute the Offer Document. Persons into whose possession the Offer Document comes are required by Peru, the Dealer Managers, the Tender Agent and the Information Agent to inform themselves about, and to observe, any such restrictions.

This announcement is neither an offer to purchase nor the solicitation of an offer to sell any of the securities described herein, nor shall there be any offer or sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Offer is made solely pursuant to the Offer Document dated the date hereof.

This announcement has been prepared on the basis that the Bonds are not being offered to the public within the meaning of Directive 2003/71/EC (as amended, the “Prospectus Directive”) and the Offer is not subject to the obligation to publish a prospectus under the Prospectus Directive.

This announcement is for distribution only to persons who (i) have professional experience in matters relating to investments falling within the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”)), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Order, (iii) are persons falling within Article 43 of the Order, (iv) are outside the United Kingdom, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This announcement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

This announcement must be read in conjunction with the Offer Document. This announcement and the Offer Document contain important information which should be read carefully before any decision is made with respect to the Offer. If any Bond holder is in any doubt as to the action it should take, it is recommended that such holder seek its own financial and legal advice, including as to any tax consequences, immediately from its stockbroker, bank manager, attorney, accountant or other independent financial or legal adviser. None of Peru, the Dealer Managers, the Tender Agent or the Information Agent makes any recommendation as to whether Bond holders should tender Bonds in the Offer or participate in the Offer.

This announcement contains forward-looking statements and information that is necessarily subject to risks, uncertainties and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the terms of any such transactions. Peru assumes no obligation to update or correct the information contained in this announcement.